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                          February 7, 2023

       Senthil Sundaram
       Chief Executive Officer
       Terns Pharmaceuticals, Inc.
       1065 East Hillsdale Blvd., Suite 100
       Foster City, California 94404

                                                        Re: Terns
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 1,
2023
                                                            File No. 333-269508

       Dear Senthil Sundaram:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brian Johnson, Esq.